

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2021

J. Michael Hansen
Chief Financial Officer
Cintas Corporation
6800 Cintas Boulevard
Cincinnati, OH 45262

> **Re: Cintas Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2021**
> **Filed July 28, 2021**
> **File No. 000-11399**

Dear Mr. Hansen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2021

General

1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

2. In your CSR report, you state that you are committed to lowering the total amount of energy that you consume in your operations and reducing your greenhouse gas emissions. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects related to these initiatives. If material, please quantify these expenditures.

3.   To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for goods or services that result in lower emissions than competing products;
- increased competition to develop innovative new services that result in lower emissions; and
- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

4.   If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

- quantification of material weather-related damages to your property or operations;
- potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
- any weather-related impacts on the cost or availability of insurance.

5.   Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing